UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ICICI BANK LIMITED

(Name of Issuer)

EQUITY SHARES, PAR VALUE RS. 10

(Title of Class of Securities)

INE090A01013

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. INE090A01013

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,834,293
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,834,293
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,834,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.46%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 1,152,564,657 Equity Shares (as defined in Item 2(d), below) reported as outstanding as of December 31, 2011 in ICICI Bank Limited’s quarterly financial results reported on Form 6-K for the financial quarter ended December 31, 2011 and filed with the Securities and Exchange Commission on February 1, 2012.

CUSIP No. INE090A01013

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,834,293
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,834,293
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,834,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.46%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 1,152,564,657 Equity Shares reported as outstanding as of December 31, 2011 in ICICI Bank Limited’s quarterly financial results reported on Form 6-K for the financial quarter ended December 31, 2011 and filed with the Securities and Exchange Commission on February 1, 2012.

CUSIP No. INE090A01013

1	NAMES OF REPORTING PERSONS Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,834,293
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,834,293
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,834,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.46%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 1,152,564,657 Equity Shares reported as outstanding as of December 31, 2011 in ICICI Bank Limited’s quarterly financial results reported on Form 6-K for the financial quarter ended December 31, 2011 and filed with the Securities and Exchange Commission on February 1, 2012.

CUSIP No. INE090A01013

1	NAMES OF REPORTING PERSONS Allamanda Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,834,293
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,834,293
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,834,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.46%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 1,152,564,657 Equity Shares reported as outstanding as of December 31, 2011 in ICICI Bank Limited’s quarterly financial results reported on Form 6-K for the financial quarter ended December 31, 2011 and filed with the Securities and Exchange Commission on February 1, 2012.

Item 1	(a).	Name of Issuer:

ICICI Bank Limited (“ICICI”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051 India

Item 2	(a).	Name of Person Filing:

		(I)	Temasek Holdings (Private) Limited (“Temasek”)

		(II)	Fullerton Management Pte Ltd (“FMPL”), a wholly-owned subsidiary of Temasek

		(III)	Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited) (“FFH”), a wholly-owned subsidiary of FMPL

		(IV)	Allamanda Investments Pte Ltd (“Allamanda”), a wholly-owned subsidiary of FFH

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

		(I)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(II)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(III)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(IV)	IMM, Les Cascades Building Edith Cavell Street, Port Louis, Mauritius

Item 2	(c).	Citizenship:

		(I)	Singapore

		(II)	Singapore

		(III)	Singapore

		(IV)	Mauritius

Item 2	(d).	Title of Class of Securities:

Equity shares, par value Rs. 10 per share, of ICICI (the “Equity Shares”).

Item 2	(e).	CUSIP Number:

INE090A01013

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 39,834,293 Equity Shares

Allamanda directly owns 39,834,293 Equity Shares. Allamanda is wholly-owned by FFH. FFH is wholly-owned by FMPL. FMPL is wholly-owned by Temasek. Therefore, each of Temasek, FMPL and FFH may be deemed to beneficially own the 39,834,293 Equity Shares owned by Allamanda directly.

(b) Percent of class: The Equity Shares that may be deemed to be beneficially owned by Temasek, FMPL and FFH, and which are directly and beneficially owned by Allamanda, constitute approximately 3.46% of the Equity Shares outstanding. All percentage calculations in this schedule are based on the 1,152,564,657 Equity Shares reported as outstanding by ICICI as of December 31, 2011 in its most recent quarterly financial results reported on Form 6-K and filed with the Securities and Exchange Commission on February 1, 2012.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Equity Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Temasek: 39,834,293 Equity Shares FMPL: 39,834,293 Equity Shares FFH: 39,834,293 Equity Shares Allamanda: 39,834,293 Equity Shares

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Temasek: 39,834,293 Equity Shares FMPL: 39,834,293 Equity Shares FFH: 39,834,293 Equity Shares Allamanda: 39,834,293 Equity Shares

Item 5.	Ownership of Five Percent or Less of a Class.

See Item 4.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N.A.

Item 8.	Identification and Classification of Members of the Group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
Name : Lena Chia Yue Joo
Title : Managing Director, Legal & Regulations

Dated: February 14, 2012	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Lena Chia Yue Joo
Name : Lena Chia Yue Joo
Title : Director

Dated: February 14, 2012	FULLERTON FINANCIAL HOLDINGS PTE. LTD.

	By:	/s/ Syed Aamir Zahidi
Name : Syed Aamir Zahidi
Title : Executive Vice President

Dated: February 14, 2012	ALLAMANDA INVESTMENTS PTE LTD

	By:	/s/ Rooksana Shahabally
Name : Rooksana Shahabally
Title : Director

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated February 14, 2012, among Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Fullerton Financial Holdings Pte. Ltd. and Allamanda Investments Pte Ltd.